

Mail Stop 3233

April 10, 2017

<u>Via E-Mail</u>
Ms. Angela L. Kleiman
Chief Financial Officer
Essex Property Trust, Inc.
1100 Park Place, Suite 200
San Mateo, California 94403

      Re: **Essex Property Trust, Inc.**
               Form 10-K for the fiscal year ended December 31, 2016
               Filed on February 24, 2017
               File No. 001-13106

               Essex Portfolio, L.P.
               Form 10-K for the fiscal year ended December 31, 2016
               Filed on February 24, 2017
               File No. 333-44467

Dear Ms. Kleiman:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               /s/ Jennifer Monick

                               Jennifer Monick
                               Assistant Chief Accountant
                               Office of Real Estate and
                               Commodities